SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-31373; File No. 812-14097]

Garrison Capital Inc., et al.; Notice of Application

December 15, 2014

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order under sections 57(a)(4) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by section 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit Garrison Capital Inc. to co-invest in portfolio companies with certain affiliated investment funds.

Applicants: Garrison Capital Inc. (the "Company"), Garrison Funding 2013-2 Ltd. ("GF 2013-2"), Garrison Capital SBIC LP ("Garrison SBIC"), Garrison Capital SBIC Holdco Inc., Garrison Capital SBIC General Partner LLC, Garrison Middle Market Funding LP, Garrison Middle Market Funding A LP, Garrison Opportunity Fund III B L.P., Garrison Opportunity Fund IV A LLC and Garrison Opportunity Fund IV B L.P. (collectively with Garrison Middle Market Funding LP, Garrison Middle Market Fund A LP, Garrison Opportunity Fund III B L.P. and Garrison Opportunity Fund IV A LLC, the "Existing Funds"), Garrison Capital Advisers LLC (the "Company Adviser"), Garrison Investment Management LLC (the "Fund Adviser") and Garrison Investment Group LP (collectively, the "Applicants").

Filing Dates: The application was filed on November 21, 2012, and amended on February 25, 2013, August 12, 2013, January 16, 2014, May 21, 2014, August 26, 2014 and December 11, 2014.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on January 9, 2015, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state

the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the

matter, the reason for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F St., NE, Washington,

DC 20549-1090. Applicants: Garrison Investment Group LP, 1290 Avenue of the Americas,

Suite 914, New York, NY 10104.

For Further Information Contact: Barbara T. Heussler, Senior Counsel, at (202) 551-6813 or

Mary Kay Frech, Branch Chief, at (202) 551-6821 (Chief Counsel's Office, Division of

Investment Management).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

     1.   The Company is a closed-end management investment company that has elected

to be regulated as a business development company ("BDC") under the Act. A majority of the

directors of the Company are persons who are not "interested persons" as defined in section

2(a)(19) of the Act ("Independent Directors"). The Company Adviser is registered as an

investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act") and serves

as the investment adviser to the Company pursuant to an investment advisory agreement (the

"Company Advisory Agreement").

     2.   The Company's Objectives and Strategies[1] are to generate current income and

capital appreciation by making investments generally in the range of $5 million to $25 million

primarily in debt securities of U.S.-based middle-market companies, which the Company defines

as those having annual earnings before interest, taxes and depreciation of between $5 million and

$30 million.

     3.   Garrison Middle Market Funding LP and Garrison Middle Market Funding A LP

are Delaware limited partnerships and are excluded from the definition of investment company

by section 3(c)(7) of the Act. Garrison Opportunity Fund III B L.P. and Garrison Opportunity

Fund IV B L.P. are Cayman Islands limited partnerships and are excluded from the definition of

investment company by section 3(c)(7) of the Act. Garrison Opportunity Fund IV A LLC is a

Delaware limited liability company and is excluded from the definition of investment company

by section 3(c)(7) of the Act. The Existing Funds seek to invest primarily in middle-market

companies and institutions. Each of the Funds[2] has or will have investment objectives and

strategies that are similar to or overlap with the Objectives and Strategies of the Company. To

the extent there is an investment opportunity that falls within the Objectives and Strategies of the

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[1] "Objectives and Strategies" means the investment objectives and strategies of the Company, as
described in the Company's registration statement on Form N-2, other filings the Company has made
with the Commission under the Securities Act of 1933 ("1933 Act"), or under the Securities Exchange
Act of 1934, or in reports to its shareholders.

[2] "Fund" means any (i) Existing Fund or (ii) Future Fund. "Future Fund" means an entity (i) whose
investment adviser is an Adviser, and (ii) that would be an investment company but for sections 3(c)(1) or
3(c)(7) of the Act. The term "Adviser" means the Company Adviser, the Fund Adviser and any future
investment adviser controlling, controlled by or under common control with the Company Adviser that is
registered as an investment adviser under the Advisers Act.

Company and the investment objectives and strategies of one or more of the Funds, the Advisers would expect the Company and such Funds to co-invest with each other, with certain exceptions based on available capital or diversification. The Company, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to it.

4. The Fund Adviser, a registered investment adviser under the Advisers Act, manages the investment activities of the Existing Funds pursuant to investment advisory agreement (together with the Company Advisory Agreement, the "Advisory Agreements"). The Fund Adviser and the Company Adviser are indirectly controlled by Garrison Investment Group LP, a registered investment adviser under the Advisers Act, which is controlled by Steven Stuart and Joseph Tansey.

5. Applicants seek an order ("Order") under sections 57(a)(4) and 57(i) of the Act and rule 17d-1 under the Act to permit the Company, on the one hand, and one or more Funds, on the other hand, to participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited by section 57(a)(4) of the Act and rule 17d-1 under the Act.[3] "Co-Investment Transaction" means any transaction in which the Company (or a Wholly-Owned Investment Subsidiary, as defined below) participated together with one or more Funds in reliance on the requested Order. "Potential Co-Investment Transaction" means any investment opportunity in which the Company (or a Wholly-Owned Investment Subsidiary) could not participate together with one or more Funds without obtaining and relying on the Order.

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[3] All existing entities that currently intend to rely upon the Order have been named as applicants and any entity that may rely on the Order in the future will comply with the terms and conditions of the application.

6.	The Company may, from time to time, form a special purpose subsidiary (a "Wholly-Owned Investment Subsidiary").[4] A Fund would be prohibited from investing in a Co-Investment Transaction with any Wholly-Owned Investment Subsidiary because the Wholly-Owned Investment Subsidiary would be a company controlled by the Company for purposes of section 57(a)(4) of the Act and rule 17d-1 under the Act. Applicants request that a Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of the Company and that the Wholly-Owned Investment Subsidiary's participation in any such transaction be treated, for purposes of the order, as though the Company were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the Company's investments and issuing debt on behalf of the Company and, therefore, no conflicts of interest could arise between the Company and the Wholly-Owned Investment Subsidiary. The Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Subsidiary's participation in a Co-Investment Transaction, and the Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the Company's place. If the Company proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, the Board will also be informed of, and take into consideration, the relative participation of the

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[4] The term "Wholly-Owned Investment Subsidiary" means an entity (a) whose sole business purposes are to hold one or more investments and issue debt on behalf of the Company (and, in the case of an SBIC Subsidiary, maintain a license under the Small Business Investment Act of 1958, as amended (the "SBA Act") and issue debentures guaranteed by the Small Business Administration (the "SBA")); (b) that is wholly-owned by the Company (with the Company at all times beneficially holding, directly or indirectly, 100% of the voting and economic interests); (c) with respect to which the Company's board of directors ("Board") has the sole authority to make all determinations with respect to the Wholly-Owned Investment Subsidiary's participation under the conditions to the application; and (d) that is an entity that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the Act. "SBIC Subsidiary" means a Wholly-Owned Investment Subsidiary that is licensed by the SBA to operate under the SBA Act as a small business investment company.

Company and the Wholly-Owned Investment Subsidiary. GF 2013-2 satisfies the definition of Wholly-Owned Investment Subsidiary and Garrison SBIC satisfies the definition of an SBIC Subsidiary.

7.   Upon issuance of the Order investment opportunities that are presented to the Company are expected to be referred to the Funds, and vice versa, and such investment opportunities may result in a Co-Investment Transaction. For each such referral, the Company Adviser will consider only the Objectives and Strategies, investment restrictions, regulatory and tax requirements, capital available for investment ("Available Capital") in the asset class being allocated, and other pertinent factors applicable to the Company. Available Capital consists solely of liquid assets not held for permanent investment, including cash, amounts that can currently be drawn down from lines of credit, and marketable securities held for short-term purposes. In addition, Available Capital would include bona fide uncalled capital commitments that can be called by the settlement date of the Co-Investment Transaction. Except as described below, each Potential Co-Investment Transaction and the proposed allocation of such Potential Co-Investment Transaction would be approved prior to the actual investment by the Required Majority.[5]

8.   With respect to the pro rata dispositions and Follow-On Investments[6] provided in conditions 7 and 8, the Company may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Fund and the Company in such disposition or Follow-On

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[5] "Required Majority" has the meaning provided in section 57(o) of the Act. "Eligible Directors" means the directors who are eligible to vote under section 57(o).

[6] "Follow-On Investment" means any additional investment in an existing portfolio company, including through the exercise of warrants, conversion privileges or other similar rights to acquire additional securities of the portfolio company.

Investment is proportionate to its outstanding investments in the issuer immediately preceding

the disposition or Follow-On Investment, as the case may be; and (ii) the Board has approved the

Company's participation in pro rata dispositions and Follow-On Investments as being in the best

interests of the Company. If the Board does not so approve, any such disposition or Follow-On

Investment will be submitted to the Company's Eligible Directors. The Board may at any time

rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with

the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible

Directors.

9.　　　Applicants state that no Independent Director will have a financial interest in any

Co-Investment Transaction or any interest in any issuer of securities, other than through an

interest (if any) in the securities of the Company.

Applicants' Legal Analysis:

1.　　　Section 57(a)(4) of the Act prohibits any person who is related to a BDC in the

manner described in section 57(b) from participating in joint transactions with the BDC in

contravention of rules as prescribed by the Commission. Under section 57(b)(2) of the Act, any

person who is directly or indirectly controlling, controlled by, or under common control with a

BDC is subject to section 57(a)(4). Under section 57(b)(1) of the Act, any person who is

controlling, controlled by, or under common control with, a director, officer, employee, or

member of an advisory board of a BDC is subject to section 57(a)(4). Applicants submit that

each of the Existing Funds and any Future Funds could be deemed to be a person related to the

Company in a manner described by section 57(b)(2) by virtue of being under common control

with the Company. Section 57(i) of the Act provides that, until the Commission prescribes rules

under section 57(a)(4), the Commission's rules under section 17(d) of the Act applicable to registered closed-end investment companies will be deemed to apply to transactions subject to section 57(a)(4). Because the Commission has not adopted any rules under section 57(a)(4), rule 17d-1 also applies to joint transactions with BDCs.

2.   Rule 17d-1 under the Act prohibits affiliated persons of a registered investment company from participating in joint transactions with the company unless the Commission has granted an order permitting such transactions. In passing upon applications under rule 17d-1, the Commission considers whether the company's participation in the joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

3.   Applicants state that in the absence of the requested relief, the Company would be, in some circumstances, limited in its ability to participate in attractive and appropriate investment opportunities. Applicants believe that the proposed terms and conditions will ensure that the Co-Investment Transactions are consistent with the protection of the Company's shareholders and with the purposes intended by the policies and provisions of the Act. Applicants state that the Company's participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants.

Applicants' Conditions:

Applicants agree that the Order will be subject to the following conditions:

1.   Each time an Adviser considers a Potential Co-Investment Transaction for a Fund that falls within the Company's then-current Objectives and Strategies, the Company Adviser will make an independent determination of the appropriateness of the investment for the Company in light of the Company's then-current circumstances.

2.   (a)   If the Company Adviser deems the Company's participation in any Potential Co-Investment Transaction to be appropriate for the Company, it will then determine an appropriate level of investment for the Company;

     (b)   If the aggregate amount recommended by the Company Adviser to be invested in the Potential Co-Investment Transaction by the Company and the Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each party will be allocated among them pro rata based on each party's Available Capital in the asset class being allocated, up to the amount proposed to be invested by each party. The Company Adviser will provide the Eligible Directors with information concerning each participating party's Available Capital to assist the Eligible Directors with their review of the Company's investments for compliance with these allocation procedures; and

     (c)   After making the determinations required in conditions 1 and 2(a), the Company Adviser will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by the Company and each participating Fund, to the Eligible Directors for their consideration. The Company will co-invest with the Funds only if, prior to participating in the Potential Co-Investment Transaction, a Required Majority concludes that:

     (i)   the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Company and its stockholders and do not involve overreaching in respect of the Company or its stockholders on the part of any person concerned;

     (ii)   the Potential Co-Investment Transaction is consistent with:

     (A)   the interests of the stockholders of the Company; and

(B)   the Company's then-current Objectives and Strategies;

(iii)   the investment by the Funds would not disadvantage the Company, and participation by the Company would not be on a basis different from or less advantageous than that of the Funds; provided, that if any Fund, but not the Company, gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event will not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if

(A)   the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B)   the applicable Adviser agrees to, and does, provide periodic reports to the Company's Board with respect to the actions of the director or the information received by the board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)   any fees or other compensation that the Funds or any affiliated person of the Funds receive in connection with the right of the Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Funds (which may, in turn, share their portion with their affiliated persons) and the Company in accordance with the amount of each party's investment; and

(iv)   the proposed investment by the Company will not benefit the Advisers, any Fund or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (a) to the extent permitted by condition 13; (b) to the extent permitted by section 57(k) of the Act; (c) indirectly, as a result of an interest in securities issued by one of the parties to the Co-Investment Transaction; or (d) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3.   The Company has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.   The Company Adviser will present to the Board, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the Funds during the preceding quarter that fell within the Company's then-current Objectives and Strategies that were not made available to the Company and an explanation of why the investment opportunities were not offered to the Company. All information presented to the Board pursuant to this condition will be kept for the life of the Company and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.   Except for Follow-On Investments made in accordance with condition 8, the Company will not invest in reliance on the Order in any issuer in which any Fund or any affiliated person thereof is an existing investor.

6.   The Company will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date and registration rights will be the same for the Company and each participating Fund. The grant to a Fund, but not the Company, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be

interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.   (a)   If any Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired by the Company in a Co-Investment Transaction, the applicable Adviser will:

    (i)   notify the Company of the proposed disposition at the earliest practical time; and

    (ii)   the Company Adviser will formulate a recommendation as to participation by the Company in the disposition.

    (b)   The Company will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Funds.

    (c)   The Company may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of the Company and each Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board has approved as being in the best interests of the Company the ability to participate in such dispositions on a pro rata basis (as described in greater detail in the application); and (iii) the Board is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Company Adviser shall provide its written recommendation as to the Company's participation to the Eligible Directors, and the Company will participate in such disposition solely to the extent that a Required Majority determines that it is in the Company's best interests.

    (d)   The Company and each Fund will bear their own expenses in connection with any such disposition.

8.   (a)   If a Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Adviser will:

(i)   notify the Company of the proposed Follow-On Investment at the earliest practical time; and

(ii)   the Company Adviser will formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by the Company.

(b)   The Company may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of the Company and each Fund in such investment is proportionate to its outstanding investments in the portfolio company immediately preceding the Follow-On Investment; and (ii) the Board has approved as being in the best interests of the Company the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in the application). In all other cases, the Company Adviser will provide its written recommendation as to the Company's participation to the Eligible Directors, and the Company will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Company's best interests.

(c)   If, with respect to any Follow-On Investment:

(i)   the amount of the opportunity is not based on the Company's and the Funds' outstanding investments immediately preceding the Follow-On Investment; and

(ii)   the aggregate amount recommended by the Company Adviser to be invested by the Company in the Follow-On Investment, together with the amount proposed to be invested by the Funds in the same transaction, exceeds the amount of the opportunity, then the amount invested by each such party will be allocated among them pro rata based on each party's Available Capital in the asset class being allocated, up to the amount proposed to be invested by each.

(d)   The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in the application.

9.   The Independent Directors will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by the Funds that the Company considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments that the Company considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Directors will consider at least annually the continued appropriateness for the Company of participating in new and existing Co-Investment Transactions.

10.   The Company will maintain the records required by section 57(f)(3) of the Act as if each of the investments permitted under these conditions were approved by the Required Majority under section 57(f).

11.   No Independent Director will also be a director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the Act), of any Fund.

12.   The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by an Adviser under any agreement with the Company or the Funds, be shared by

the Company and the Funds in proportion to the relative amounts of the securities held or being

acquired or disposed of, as the case may be.

13.   Any transaction fee[7] (including break-up or commitment fees but excluding

broker's fees contemplated by section 57(k) of the Act) received in connection with a Co-

Investment Transaction will be distributed to the Company and the participating Funds on a pro

rata basis, based on the amounts they invested or committed, as the case may be, in such Co-

Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation

of the Co-Investment Transaction, the fee will be deposited into an account maintained by such

Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the Act,

and the account will earn a competitive rate of interest that will also be divided pro rata among

the Company and the participating Funds based on the amounts they invest in such Co-

Investment Transaction. None of the Funds, the Advisers or any affiliated person of the

Company or of the Funds will receive additional compensation or remuneration of any kind as a

result of or in connection with a Co-Investment Transaction (other than (i) in the case of the

Company and the Funds, the pro rata transaction fees described above and fees or other

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[7] Applicants are not requesting and the staff is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

compensation described in condition 2(c)(iii)(C) and (ii) in the case of the Advisers, investment advisory fees paid in accordance with the Advisory Agreements with the Company and the Funds).

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary